UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

INTRALINKS HOLDINGS, INC.

(Name of Subject Company (Issuer))

GL MERGER SUB, INC.

a wholly owned direct subsidiary of

SYNCHRONOSS TECHNOLOGIES, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46118H104

(CUSIP Number of Class of Securities)

Ronald J. Prague

Executive Vice President, General Counsel and Corporate Secretary

Synchronoss Technologies, Inc.

200 Crossing Boulevard, 8th Floor

Bridgewater, New Jersey 08807

Telephone: (866) 620-3940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc F. Dupré
Andrew Y. Luh
Keith J. Scherer

Nevin B. Fox
Albert W. Vanderlaan
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
(617) 648-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$850,681,819.72	$98,594.02

*                 Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase up to 68,087,857 shares of common stock, par value $0.001 per share, of Intralinks Holdings, Inc. (“Intralinks”), at a purchase price of $13.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. Such shares consist of: (i) 57,944,564 shares of common stock of Intralinks issued and outstanding; (ii) 6,477,504 shares of common stock of Intralinks potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 2,398,735 shares of common stock of Intralinks issuable upon the settlement of outstanding restricted stock units; (iv) 1,229,384 shares of common stock of Intralinks issuable upon the settlement of outstanding performance stock units; and (v) 37,670 shares of common stock of Intralinks estimated to be subject to outstanding purchase rights under Intralinks’ employee stock purchase plan. The foregoing figures have been provided by the issuer to the offeror and are as of December 12, 2016, the most recent practicable date.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,594.02	Filing Party: GL Merger Sub, Inc. and Synchronoss Technologies, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 19, 2016

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by GL Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation (“Synchronoss”), with the Securities and Exchange Commission on December 19, 2016 (together with any amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Intralinks Holdings, Inc., a Delaware corporation ( “Intralinks”), at a purchase price of $13.00 per Share net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 19, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The Offer to Purchase is hereby amended and supplemented by adding the following to the end of Section 15 — “Conditions to the Offer” of the Offer to Purchase:

“On January 3, 2017, attorneys for Synchronoss and Intralinks received notice that the FTC granted early termination of the applicable waiting period effective January 3, 2017. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

The second through fifth paragraphs of the subsection titled “Compliance with the HSR Act” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are amended and restated in their entirety to read as follows:

“Each of Synchronoss and Intralinks filed on December 20, 2016 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer (the “Original HSR Filing”). The FTC notified Synchronoss on December 21, 2016 that the Original HSR Filing was deficient due to a corrupted exhibit filed with the Original HSR Filing. On December 21, 2016, Synchronoss filed corrected documentation in order to remedy the deficiency in the Original HSR Filing, which the FTC indicated correct the deficiency on December 21, 2016.

On January 3, 2017, attorneys for Synchronoss and Intralinks received notice that the FTC granted early termination of the applicable waiting period effective January 3, 2017. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Synchronoss, Intralinks or any of their respective subsidiaries or affiliates. The DOJ, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws. While Synchronoss believes that the consummation of the Offer will not violate any U.S. federal antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2017

GL Merger Sub, Inc.

By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	President

Synchronoss Technologies, Inc.

By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	Chairman of the Board of Directors and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 19, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 19, 2016.*

(a)(1)(G)	Letter to Current and Former Intralinks Employees who own Shares held on Solium’s Shareworks Platform.*

(a)(2)

Letter dated December 19, 2016 to the stockholders of Intralinks, Inc. (included in materials mailed to stockholders) (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 19, 2016).

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)

Joint Press Release issued by Synchronoss Technologies, Inc. and Intralinks Holdings, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).

(a)(5)(B)	Investor Presentation Materials, dated December 6, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).

(a)(5)(C)

Email sent to employees of Synchronoss Technologies, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).

(a)(5)(D)

Edited Transcript of December 6, 2016 Conference Call Held by Synchronoss Technologies, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).

(a)(5)(E)

Employee Presentation issued by Synchronoss Technologies, Inc. on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).

(a)(5)(F)	Intralinks Holdings, Inc. employee communication (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(G)	Intralinks Holdings, Inc. all hands meeting slides (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(H)	Intralinks Holdings, Inc. social media guidelines communication (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(I)

Customer and analyst email templates distributed to certain of the Intralinks Holdings, Inc.’s employees on December 6, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(J)

Customer slide presentation distributed to certain of Intralinks Holdings, Inc.’s employees on December 6, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

(a)(5)(K)	Customer and analyst email templates distributed to certain of Intralinks Holdings, Inc.’s employees on

December 7, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).

(a)(5)(L)

Answers to frequently asked questions that were distributed to certain of Intralinks Holdings, Inc.’s employees on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).

(a)(5)(M)

Prospect and new hire email templates distributed to certain of Intralinks Holdings, Inc.’s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).

(a)(5)(N)

Answers to frequently asked sales-focused questions that were distributed to certain of Intralinks Holdings, Inc.’s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).

(b)(1)

Commitment letter with Goldman Sachs Bank USA, Credit Suisse AG and Credit Suisse Securities (USA) LLC, dated December 5, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. on December 6, 2016).

(c)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of December 5, 2016, among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and Intralinks Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).

(d)(3)	Non-Disclosure Agreement, dated September 21, 2016, by and between Intralinks Holdings, Inc. and Synchronoss Technologies, Inc. *

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*   Previously filed.